1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2015: On a consolidated basis, revenues for March 2015 were approximately NT$72.27 billion, an increase of 15.4 percent from February 2015 and an increase of 44.7 percent over March 2014. Revenues for January through March 2015 totaled NT$222.03 billion, an increase of 49.8 percent compared to the same period in 2014.

TSMC March Revenue Report (Consolidated):

(Unit: NT$ million)

Period	March 2015	February 2015	M-o-M Increase (Decrease) %	March 2014	Y-o-Y Increase (Decrease) %	January to March 2015	January to March 2014	Y-o-Y Increase (Decrease) %
Net Revenues	72,269	62,645	15.4	49,956	44.7	222,034	148,215	49.8

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer
Senior VP & CFO	Director	Project Manager
Tel: 886-3-505-4602	Corporate Communication	PR Department
	Division	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7125031
	Mobile: 886-988-937999	Mobile: 886-988-931352
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

April 10, 2015

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2015.

1. Sales volume (in NT$ thousands)

Period	Items	2015	2014
Mar.	Net sales	72,269,001	49,956,128
Jan.-Mar.	Net sales	222,034,144	148,215,172

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	46,978,744	4,804,353

*	The borrower is TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	261,387,125	49,714,481

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	62,450,750	—
	Mark to Market Profit/Loss	244,351	—
	Unrealized Profit/Loss	324,224	262,571
Expired Contracts	Notional Amount	112,949,129	62,155,950
	Realized Profit/Loss	261,838	(541,703)
Equity price linked product (Y/N)		N	N

• TSMC China
		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,569,462	—
	Mark to Market Profit/Loss	15,469	—
	Unrealized Profit/ Loss	561	—
Expired Contracts	Notional Amount	17,763,046	—
	Realized Profit/Loss	60,988	—
Equity price linked product (Y/N)		N	—
• TSMC Solar
		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,959,288	2,758,469
	Mark to Market Profit/Loss	(26,937)	(115)
	Unrealized Profit/Loss	(38,273)	(22,007)
Expired Contracts	Notional Amount	5,666,438	7,762,737
	Realized Profit/Loss	8,856	498
Equity price linked product (Y/N)		N	N
• TSMC Global
		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(11,627,838)	—
	Unrealized Profit/Loss	4,592,076	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—